Exhibit 99.3

AGENDA AND EXPLANATORY NOTES
FOR THE EXTRAORDINARY GENERAL MEETING OF STELLANTIS N.V.

To be held on July 18, 2025 at 13:00 CEST at
the offices of Freshfields LLP,
Strawinskylaan 10, 1077 XZ, Amsterdam,
The Netherlands

AGENDA FOR THE 2025 EXTRAORDINARY GENERAL MEETING (“EGM”) OF STELLANTIS N.V. ("STELLANTIS" OR "COMPANY")

1.    Opening

2.    Appointment of Antonio Filosa as Executive Director (Voting)

3.    Closing

EXPLANATORY NOTES TO THE AGENDA

1. Opening

The chairperson of the meeting will open the meeting.

2. Appointment of Antonio Filosa as Executive Director (Voting)

On May 27, 2025, the Board of Directors has unanimously selected Antonio Filosa as the new Company’s Chief Executive Officer (the “CEO”) following a thorough search process of internal and external candidates, undertaken by a Special Committee of the Board of Directors, led by Executive Chairman John Elkann, and, upon the recommendation of the Non-Executive Directors, the Board of Directors resolved to propose to the Company’s General Meeting to appoint Antonio Filosa as additional Executive Director.

Antonio Filosa is a veteran of the Company with proven track record of hands-on success during his more than 25 years in the automotive industry. He has led Stellantis in both North and South America. During his time as Chief Operating Officer of South America, the FIAT brand gained the market leading position and the Peugeot, Citroën, Ram, and Jeep® brands significantly grew. As a result, Stellantis increased its clear leadership in the region. He worked on the creation of the Pernambuco plant, one of South America’s largest automotive hubs, and launched Jeep® in Brazil, which became the brand’s leading market outside of the United States. As Jeep® CEO, Antonio Filosa expanded the brand’s global presence, including in Europe, thanks to hugely popular products such as the Jeep Avenger. He was most recently promoted to the role of Chief Operating Officer, Americas in December 2024. Since his appointment, he has initiated the strengthening of the U.S. operations, including by significantly reducing excessive dealer inventory, reorganizing the leadership team, driving the process of introducing new products and powertrains, and increasing dialogue with dealers, unions and suppliers.

To continue the Company’s transparency and disclosure over the past few years with shareholder outreach campaigns concerning executive remuneration, the Company provides general details of the terms of the Service Agreement for the CEO. The terms of the Services Agreement have been determined by the Board of Directors at the recommendation of the Remuneration Committee, in line with the Company’s Remuneration Policy, which was approved by Shareholders at the Annual General Meeting held on April 15, 2025.

The Remuneration Committee, along with a third-party independent consultant, Mercer, underwent an extensive benchmarking process in developing the compensatory terms of the services agreement. Such process included reviews of the Company’s peer group for executive compensation and industry trends - further details of the executive compensation process can be found in the Company’s Remuneration Policy and past filed Remuneration Reports.

Terms of the Services Agreement with the CEO are as follows:

•Term of the Services Agreement is five (5) years, subject to re-appointment as Executive Director at the end of each two (2) year mandate. The Company decided that a term period of five (5) years was important to ensure leadership stability and maximize the ability of the Company to respond effectively to profound and prolonged industry change.
•An annual base salary of $1,800,000
•Annual target incentive opportunity of 200% of base salary, with a maximum opportunity of 400% of base salary. The annual incentive is based on the achievement of annual financial and other business plan objectives as proposed by the Remuneration Committee and approved by the Board of Directors.
•Annual target long-term incentive (LTI) opportunity of 500% of base salary for the 2025 and 2026 equity grants. Beginning with the 2027 equity grant, the LTI opportunity would increase to 600% of base salary. Maximum LTI incentive opportunity is 780% of base salary. Equity awards will be granted as 100% Performance Share Units based on longer-term performance goals in line with the strategic business plan, as proposed by the Remuneration Committee and approved by the Board of Directors.
•As a means to pay for a consistent and competitive overall compensation until his first LTI as CEO is realized in 2028, the Company will provide a cash award of $1,200,000 each in 2025, 2026 and 2027 subject to the the CEO being engaged on the payment dates.
•Participation in the Company’s U.S. health care and retirement plans as other eligible U.S. salaried employees, including a Supplement Executive Retirement Plan (SERP).
•Tax equalization benefits to compensate any negative impact created by the CEO taxation in jurisdictions other than his home country and resulting from his position. This benefit also includes provisions from his prior services agreement (transferring from Brazil to the U.S.) that provided $975,000 per year to the end of 2026.
•Other fringe benefits that include personal use of the Company aircraft, personal security, annual physical exam, and company vehicles pursuant to the Company’s U.S. vehicle program.
•Terms of agreement subject to confidentiality, non-solicitation, non-competition and Company clawback provisions.

In accordance with Article 19.10 of the Company’s articles of association, the term of office of directors will in principle be for a period of two (2) years. Accordingly, the Board of Directors proposes to the Company's General Meeting to appoint. Antonio Filosa as Executive Director of the Company, with an initial term ending directly after the close of the Annual General Meeting of Shareholders to be held in 2027. Upon adoption of this proposal, the Board of Directors will grant Antonio Filosa the title of Chief Executive Officer.

The relevant biographical details and curriculum vitae of Antonio Filosa, who has stated his willingness to accept the appointment as additional Executive Director and CEO, is available for inspection at the offices of the Company as well as on the Company’s website (www.stellantis.com)

3. Closing

The chairperson of the meeting will close the meeting.

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